SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Agrium Inc.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

008916108
(CUSIP Number)

Marc Weingarten, Esq.
David Rosewater, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008916108	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,199,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,199,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,199,881
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 008916108	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON MITCHELL JACOBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,739
	8	SHARED VOTING POWER 76,761 (see Item 5(a) and (b) for more information)
	9	SOLE DISPOSITIVE POWER 56,739
	10	SHARED DISPOSITIVE POWER 76,761 (see Item 5(a) and (b) for more information)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 133,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.09%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON DAVID BULLOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON STEPHEN CLARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON LYLE VANCLIEF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D/A	Page 7 of 10 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares ("Shares") of common stock, no par value, of Agrium Inc., a Canadian corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 11,337,481 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $1,026,257,064. JANA used a total of approximately $1,012,929,784 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by JANA. Mr. Bullock used a total of approximately $196,974 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him. Mr. Clark used a total of approximately $194,009 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him. Mr. Jacobson used a total of approximately $12,926,316 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him. [1] Mr. Vanclief used a total of approximately $9,981 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 149.3 million Shares outstanding, which is the total number of Shares outstanding as of February14, 2013, as reported in the Issuer's Supplemental Valuation Materials Regarding JANA as an Exhibit to Form 6-K filed on February 19, 2013.

	(i)	JANA:
		(a)	As of the date hereof, JANA may be deemed the beneficial owner of 11,199,881 Shares.
Percentage: Approximately 7.5% as of the date hereof.
		(b)	1.	Sole power to vote or direct vote: 0 Shares
			2.	Shared power to vote or direct vote: 11,199,881 Shares
			3.	Sole power to dispose or direct the disposition: 0 Shares
			4.	Shared power to dispose or direct the disposition: 11,199,881 Shares

1 See Item 5(a) and (b) for more information.

CUSIP No. 008916108	SCHEDULE 13D/A	Page 8 of 10 Pages

(ii)	Mr. Bullock:
	(a)	As of the date hereof, Mr. Bullock may be deemed the beneficial owner of 2,000 Shares.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 2,000 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 2,000 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

(iii)	Mr. Clark:
	(a)	As of the date hereof, Mr. Clark may be deemed the beneficial owner of 2,000 Shares.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 2,000 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 2,000 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

(iv)	Mr. Jacobson:
	(a)	As of the date hereof, Mr. Jacobson may be deemed the beneficial owner of 133,500 Shares.
Percentage: Approximately 0.09% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 56,739 Shares
		2.	Shared power to vote or direct vote: 76,761 Shares (see Item 5(a) and (b) for more information)
		3.	Sole power to dispose or direct the disposition: 56,739 Shares
		4.	Shared power to dispose or direct the disposition: 76,761 Shares (see Item 5(a) and (b) for more information)

(v)	Mr. Vanclief:
	(a)	As of the date hereof, Mr. Vanclief may be deemed the beneficial owner of 100 Shares.
Percentage: Approximately 0.00% as of the date hereof
	(b)	1.	Sole power to vote or direct vote: 100 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 100 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

By virtue of the Proxy Contest (as defined and described in Item 4 above), JANA and the Nominees may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 11,337,481 Shares, constituting approximately 7.59% of the Shares outstanding. Each Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other Nominee and JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Nominee. In addition, Mr. Jacobson expressly disclaims beneficial ownership of the Shares, which he may be deemed to beneficially own, that are beneficially owned and held in the accounts of a family trust and family members of Mr. Jacobson as described in Item 5(b).

CUSIP No. 008916108	SCHEDULE 13D/A	Page 9 of 10 Pages

(b) JANA has sole voting and dispositive power over 11,199,881 Shares, which power is exercised by the Principal. Mr. Bullock has sole voting and dispositive power over the 2,000 Shares beneficially owned by him. Mr. Clark has sole voting and dispositive power over the 2,000 Shares beneficially owned by him. Mr. Jacobson has sole voting and dispositive power over 56,739 Shares beneficially owned by him and may be deemed to have shared voting and dispositive power over an additional 76,761 Shares, of which 56,737 Shares are held in a family trust and 20,024 Shares are held by family members of Mr. Jacobson. Mr. Vanclief has sole voting and dispositive power over the 100 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed therein were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Transactions in the Shares During the Last 60 Days

CUSIP No. 008916108	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013

JANA PARTNERS LLC

By:	/s/ Charles Penner
Name:	Charles Penner
Title:	Partner & Chief Legal Officer

/s/ David Bullock
David Bullock

/s/ Stephen Clark
Stephen Clark

/s/ Mitchell Jacobson
Mitchell Jacobson

/s/ Lyle Vanclief
Lyle Vanclief